EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year
(Unaudited; in thousands, except ratios)	2009		2008		2007		2006		2005
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	$660,047		$487,964		$703,398		$683,756		$652,049
Add: Non-controlling interest losses in consolidated subsidiaries	222		262		255		271		142
Add:
Interest expense	71,843		81,944		70,974		79,853		76,490
Appropriate portion of rents (a)	34,439		29,833		28,245		25,724		20,475

Earnings available for fixed charges	$766,551		$600,003		$802,872		$789,604		$749,156

Fixed Charges:
Interest expense	$71,843		$81,944		$70,974		$79,853		$76,490
Appropriate portion of rents (a)	34,439		29,833		28,245		25,724		20,475

Fixed charges	$106,282		$111,777		$99,219		$105,577		$96,965

Ratio of earnings to fixed charges	7.21	X	5.37	X	8.09	X	7.48	X	7.73	X

(a)	Portion of rental expenses which is deemed representative of an interest factor, which is one-third of total rental expense.